Exhibit 99.3

Porto Alegre, November 7, 2006	GERDAU S.A. – CONSOLIDATED

Nine months Results 2006 Brazilian Corporate Law

Conference Calls

November 7, 2006

Portuguese: 2:00PM (Brasília)

English: 4:00PM (Brasília)

To listen in:

•       Portuguese (password: Gerdau)

From Brazil: 0800 722.0011 or 11 2101.4848

Other countries:+55 11 2101.4848

•       English (password: 7990739)

From the USA: 800 418.7236 or 973 935.8757

From Brazil:0800 891.3951 or +1 973 935.8757

Other countries: +1 973 935.8757

•       Internet: www.gerdau.com.br/ri

Market Capitalization on September 30, 2006

Gerdau S.A.

Bovespa: US$ 9.0 billion

Metalúrgica Gerdau S.A.

Bovespa: US$ 3.1 billion

Gerdau Ameristeel Corp.

Toronto: US$ 2.8 billion

Shares outstanding on September 30, 2006

Gerdau S.A.

Bovespa: GGBR3 and GGBR4,

NYSE: GGB and Latibex: XGGB

ON: 231,607,008

PN: 430,865,266

662,472,274

Metalúrgica Gerdau S.A.

Bovespa: GOAU3 and GOAU4

ON:  62,376,592

PN: 121,624,084

184,000,676

Gerdau Ameristeel Corp.

Toronto: GNA.TO and NYSE: GNA

ON: 305,260,680

Output of crude steel reaches 11.8 million tons in nine months, an increase of 14.6% compared to the previous year. Current pace of output indicates 15.5 million tons for the full year.

Highlights

•               Net Profit

•                  Net Profit for the first nine months of 2006 reached R$ 2.7 billion, 7.0% greater than that of the same period in 2005. Net margin remained at 15.3%.

•                  Net Profit was generated as follows:

•                  Brazil, R$ 1.7 billion compared to R$ 1.9 billion in the previous year;

•                  In North America, R$ 681.8 million, 42.6% higher than in 2005;

•                  South America (ex-Brazil), R$ 229.5 million, 119.6% greater than in 2005;

•                  Europe, R$ 59.8 million.

•               Gross Revenues

•                  Total consolidated revenues reached R$ 20.6 billion in nine months, 5.3% greater than in the same period in 2005. Contributions to this total were:

•                  Brazil, R$ 9.5 billion, with 46.1% of the total consolidated;

•                  In North America, R$ 8.7 billion, 42.0% of the total;

•                  In South America (ex-Brazil), R$ 1.8 billion, with 9.0% to the total;

•                  Europe, R$ 599.3 million, contributed with 2.9% to the total.

•                  Gross revenues from units abroad added to exports from Brazil represented 62.0% of the total consolidated revenues in the first nine months of 2006.

•               Exports

•                  Shipments abroad from Brazil through September this year totaled 2.0 million tons, generating revenues of US$ 839.3 million in the period.

•               EBITDA

•                  EBITDA for the first nine months of 2006 (gross profit, minus cost of sales, general and administrative plus depreciation and amortization) reached R$ 4.1 billion, 6.7% greater than that of 2005. EBITDA margin reached 23.5%.

•               Output

•                  Gerdau companies produced 11.8 million tons of crude steel (slabs, blooms and billets) in the first nine months of 2006, 14.6% more than in the same period of 2005.

•                  Output of rolled products reached 9.7 million tons, presenting an increase of 21.2% in the period.

	9 Months	9 Months
Main data	2006	2005	Variation
Output (1,000 t)
Crude Steel (Slabs, blooms and billets)	11,760	10,258	14.6%
Rolled products	9,653	7,966	21.2%

Shipments (1,000 t)	11,143	10,181	9.5%

Gross sales revenue (R$ million)	20,588	19,551	5.3%
Net sales revenue (R$ million)	17,585	16,359	7.5%
EBITDA (R$ million)	4,131	3,873	6.7%
EBTDA (R$ million)	4,336	4,063	6.7%
Net Profit (R$ million)	2,690	2,515	7.0%

Shareholders’ Equity (R$ million)	12,428	9,659	28.7%
Total assets (R$ million)	25,888	20,691	25.1%

Gross margin	28.3%	27.1%
EBITDA margin	23.5%	23.7%
Net margin	15.3%	15.4%

Net profit/Shareholders’ Equity(1)	27.5%	33.8%

Net debt / Net capitalization	18.9%	20.9%
Net debt / EBITDA(2)	0.6x	0.5x

(1) Last 12 months net profit over shareholders’ equity.

(2) EBITDA of last 12 months.

Gross revenue reaches R$ 20.6 billion through September this year, 5.3% greater than in the same period in 2005. Of this total, 62.0% are exports and companies abroad.

Revenues from shipments abroad totaled US$ 839.3 million through September this year.

Net Profit reaches R$ 2.7 billion in nine months of 2006, 7.0% greater than in the nine months of 2005. Net margin was 15.3%.

Operational cash generation represented by EBITDA, reaches R$ 4.1 billion in the first nine months of this year, 6.7% greater than that of 2005. EBITDA margin was 23.5%.

Shareholders will get paid dividends as interests on capital stock relative to the third quarter on November 30. Metalúrgica Gerdau S.A. will pay R$ 0.60 per share while Gerdau S.A. will pay R$ 0.35 per share.

•               Acquisitions this year

•                  Corporación Sidenor, S.A. (Spain)

•                  Conclusion of the acquisition process for a stake of 40% of total capital stock.

•                  January 11, 2006.

•                  Largest manufacturer of specialty long steels as well as forged and molded parts in Spain along with being one of the main manufacturers of forged parts by stamping in that country.

•                  Investment of US$ 219.2 million, in addition to debt in a total of US$ 121.0 million.

•                  Callaway Building Products (Knoxville, Tennessee-USA).

•                  March 10, 2006.

•                  Supplier of cut and bent rebars for the civil construction industry. With a nominal capacity of approximately 10,000 tons per year.

•                  Investment of US$ 2.2 million.

•                  Fargo Iron and Metal Company (Fargo, North Dakota, USA).

•                  February 10, 2006.

•                  Scrap processing and stowage unit with nominal capacity of approximately 50,000 tons per year. It also provides services to industries and civil construction companies.

•                  Investment of US$ 5.5 million.

•                  Sheffield Steel Corporation (Sand Springs, Oklahoma-USA).

•                  June 12, 2006.

•                  Long steel Mini-mill producing mostly rebars and merchants with a nominal capacity of approximately 600 thousand short tons per year. The company operates a melt shop and a rolling mill in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois, and three downstream units in Kansas City and Sand Springs.

•                  Investment of US$ 187 million, of which US$ 103 million in cash and US$ 84 million in debt and long term liabilities.

•                  Siderúrgica del Perú S.A.A. - Siderperú (Chimbote, Peru).

•                  June 28, 2006 - Public auction.

•                  Long and flat steel producer with sales of approximately 360 thousand tons of finished products. Siderperú

The stock buyback program concluded on July 24 reached the mark of 63.9% of the total considered for Metalúrgica Gerdau S.A. and 78.6% in Gerdau S.A.

Stock dividend of 50% granted in April provides increase in liquidity and increases the ease of access to investors due to the reduction in the minimum purchase price.

Consolidation in the steel sector has Gerdau participating actively. Acquisitions announced this year represent the expansion of business in the USA and in Europe in addition to operations being initiated in Peru.

Melt shop at Araçariguama, São Paulo, was inaugurated in March. The new rolling mill began operating at the end of October.

Investor Relations

Tel.: +55 51 3323.2703

operates a blast furnace, a Direct Reduction unit, a melt shop with two electric arch furnaces and two LD converters and three rolling mills. Approximately 20% of its sales are in flat steel products and the remaining 80% are long steel products.

•                  The investment for the acquisition of 50% plus one share of the capital stock was US$ 60.6 million, in addition to taking over an indebtedness of US$ 102 million.

•                  Pacific Coast Steel, Inc. and Bay Area Reinforcing (California-USA)

•                  November 1, 2006 (conclusion).

•                  Joint venture, controlling stake.

•                  These companies are among the largest suppliers of cut and bent steel in the USA, specialized in cutting and bending and assembling steel products in several construction projects in the states of California and Nevada.

•                  The companies operate four cut and bend units in California, including in the cities of San Diego, San Bernardino, Fairfield and Napa. It has a total installed capacity of over 200 thousand tons per year.

•                  The cost to acquire this controlling stake will be of approximately US$ 104 million, including some long term liabilities.

•                  GSB Acero, S.A. (Guipúzcoa, Spain)

•                  September 13, 2006.

•                  Producer of approximately 200 thousand tons of specialty steel per year.

•                  The due diligence process began on September 13 as the development of negotiations to reach an agreement to finalize the deal. We expect that the transaction will be concluded throughout the last quarter of the ongoing year.

•               Gerdau inaugurates new mini-mill

•                  Date of inauguration: March 9, 2006.

•                  Location: Araçariguama, state of São Paulo.

•                  Investment: R$ 500 million (R$ 90 million in environmental protection of air, waters and soil).

•                  Installed Capacity: 900 thousand tons of steel per year.

•                  With additional investments of US$ 82 million, the rebar rolling mill with 600 thousand tons per year of nominal capacity began operating on October 31.

•               Closure of melt shop in the United States

•                  Gerdau Ameristeel announced on September 13, 2006, that it was closing its melt shop at its wire rod unit in Perth Amboy, New Jersey.

•                  The company will keep operating its rolling mill at that unit at the current output levels of approximately 500,000 tons per year of wire rod.

E-mail: inform@gerdau.com.br

Additional Information

This document and complementary information concerning the third quarter of 2006 are available at our site at www.gerdau.com.br/ri/ing.

•                  The rolling mill at Perth Amboy will be supplied with billets from other Gerdau units in the US and in Brazil.

•                  The closure of the melt shop resulted in costs of US$ 41.8 million before taxes, which are recorded in the third quarter, 2006. Of this total US$ 32.4 million were non-cash expenses resulting from the writing off of the melt shop assets and US$ 9.4 million in expenses with labor contracts and other charges.

•               Dividends (Interest on Capital Stock)

•                  Third quarter, 2006.

•                  Payment: November 30, 2006.

•                  Base Date: shares held on November 21 (ex-dividend on November 22).

•                  Metalúrgica Gerdau S.A. will pay R$ 110.4 million (R$ 0.60 per share – base 184,000,676 shares).

•                  Gerdau S.A. will pay R$ 231.9 million (R$ 0.35 per share – base 662,473,011 shares).

•                  Year-to-date:

•                  Metalúrgica Gerdau S.A.: R$ 305.9 million, with a yield (dividend per share/price of shares held on October 31) of 5.5%.

•                  Gerdau S.A.: R$ 663.2 million, with a yield of 4.1%.

•               Stock Buyback

•                  Period: May 26 to July 24.

•                  To keep in treasury to meet the needs of the Long Term Incentive Program and eventual cancellation.

•                  Paid with existing Profit Reserves.

•                  Metalúrgica Gerdau S.A. acquired 958,300 preferred shares, 63.9% of the total expected.

•                  Gerdau S.A. acquired 2,358,700 preferred shares, 78.6% of the total expected.

•               Stock Dividend

•                  Date of approval: March 31, 2006.

•                  50% at Metalúrgica Gerdau S.A. and 50% at Gerdau S.A., as a result of the capitalization of Profit Reserves of R$ 1.2 billion and of R$ 2.6 billion, respectively.

•                  New shares’ implied: R$ 20.01 for Metalúrgica Gerdau S.A. shares and R$ 11.70 for Gerdau S.A. shares.

•                  Base Date: share position held on April 12 (ex-stock dividend on April 13).

•                  Metalúrgica Gerdau S.A. went from 124.8 million shares issued to 187.1 million shares.

•                  Gerdau S.A. went from 445.1 million shares issued to 667.6 million shares.

•               Corporative Governance

•                  This year Gerdau took one more step towards perfecting its corporate governance. In compliance with the Brazilian corporate law, the minority shareholders of Gerdau S.A. elected, on April 27, a representative to the Board of

Directors.

•                  In continuing the adherence to the requirements of the Sarbanes-Oxley Act, Gerdau has, by means of its Integrated Risk Management process, evaluated risks and internal controls of processes and relevant locations. This process was started in 2004 and has reached its final stage with the beginning of the final tests at the two companies with shares traded at the NYSE (Gerdau S.A. and Gerdau Ameristeel Corporation).

•               Anefac-Fipecafi-Serasa Award

•                  Gerdau was for the seventh consecutive year among the 10 companies with the best accounting reports in 2005 awarded the “Prêmio Anefac-Fipecafi-Serasa - Transparency Award”.

•                  Companies eligible must be headquartered in Brazil and are selected among the largest and best 500 private corporations in the fields of retail, services, except financial services, and fifty largest state run companies.

•                  The criteria for evaluation are: quality of information, transparency, adoption of accounting principles, layout, readability, concision, clarity and disclosure of not legally required information such as Cash Flows, Value Added, EBITDA and Social Report.

•               Risk Rating (Rating)

•                  On June 29, Fitch Ratings increased the rating of the perpetual bond issued in September last year. It also raised the rating of a not yet issued 10-year bond.

•                  Fitch’s rating went from BB+ to BBB-, which means that both issues have reached investment grade.

•                  In parallel, Gerdau Açominas, one of the guarantors of the mentioned operations, also got its rating increased to investment grade to a BBB-. This is due to the fact that Gerdau Açominas is the issuer of a Secured Export Notes. The other operating units are not rated because they have no public placements.

•                  Gerdau S.A.’s (corporate) rating in foreign currency remains BB+ (stable).

•               Liquidity (Senior Liquidity Facility)

•                  Contract signing: On November 1, 2006

•                  Value: US$ 400 million

•                  Objective: provide the liability management program with aiming at improving its liquidity by means of an additional instrument to manage its exposure to market risks. This transaction contributes to minimizing the Company’s exposure to financial and capital markets liquidity reduction and is part of a Liability Management Program being implemented by the Company.

•                  Highlight: the inexistence of “material adverse change” clauses as a precedent condition to disbursements, which ensures that Gerdau will have access to financing even in stressed market conditions.

•                  The borrower will be GTL Trade Finance Inc. guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.

•                  The program has an availability period of three years and a two-year payment period as of any effective disbursement. Costs are a Facility Fee of 0.27% p.a. and interest of Libor + 0.30% to 0.40% p.a. when actually withdrawn.

Third Quarter 2006 Performance

Gerdau S.A. - Consolidated

Output and Sales

•                  The output of crude steel reached 4.0 million tons in the third quarter of 2006, presenting an increase of 1.0% compared to that of the second quarter. Output in the nine months of the current year reached 11.8 million tons, 14.6% greater than the volume in the same period in 2005.

•                  The output of rolled products in the third quarter reached 3.4 million tons, surpassing the volume of the previous period by 3.8%. Year-to-date, output totaled 9.7 million, 21.2% greater than in the first nine months of 2005.

Output
(1,000 metric tons)	3Q06	2Q06	Variation	9M06	9M05	Variation
Crude Steel (slabs, blooms and billets)
Brazil	1,818	1,868	(2.7)%	5,423	5,193	4.4%
North America	1,787	1,789	(0.1)%	5,248	4,725	11.1%
South America	373	247	51.3%	863	340	154.2%
Europe	61	95	(35.6)%	226	—	—
Total	4,039	3,999	1.0%	11,760	10,258	14.6%

Rolled Products
Brazil	1,141	1,178	(3.2)%	3,423	2,972	15.2%
North America	1,753	1,690	3.7%	5,027	4,621	8.8%
South America	420	300	40.3%	1,009	373	170.5%
Europe	50	74	(32.8)%	193	—	—
Total	3,364	3,242	3.8%	9,652	7,966	21.2%

•                  It is worthwhile noting that the evolution presented by the South American operations is influenced by the consolidation of Siderperú since July. In North America volumes were also influenced by the inclusion of the Sheffield operation, acquired in June. In Europe, the reduction in output in the third quarter is the result of collective shutdowns that are traditional at this time of the year.

Output of Crude Steel (Slabs, blooms and billets)
(1,000 metric tons)

Output of Rolled Products
(1,000 metric tons)

•                  Consolidated sales in the third quarter totaled 3.7 million tons, presenting a reduction of 1.0% compared to the second quarter of the same year.

Consolidated Shipments (1)
(1,000 metric tons)	3Q06	2Q06	Variation	9M06	9M05	Variation
Brazil
Domestic market	1,043	972	7.3%	2,996	2,655	12.8%
Exports	461	503	(8.3)%	1,591	2,139	(25.6)%
Total	1,504	1,475	1.9%	4,587	4,794	(4.3)%

Abroad
North America	1,714	1,849	(7.3)%	5,234	4,915	6.5%
South America	438	348	25.9%	1,119	472	137.6%
Europe	54	76	(29.2)%	203	—	—
Total	2,206	2,273	(3.0)%	6,556	5,387	21.7%

Consolidated Total	3,710	3,748	(1.0)%	11,143	10,181	9.5%

(1)   Excluding shipments to subsidiaries

•                  The strong demand of long steel consumers in Brazil, especially civil construction, provided an increase on domestic sales of 7.3% in the third quarter relative to those of the second quarter this year.

•                  Exports, including intercompany shipments, totaled 637.1 thousand tons in the period, and generated revenues of US$ 305.5 million in the quarter.

Consolidated Shipments (1)
(1,000 metric tons)

(1) Excluding shipments to subsidiaries

Results

•                  Consolidated net revenues for the third quarter reached R$ 6.1 billion, 2.8% greater than those of the second quarter. This result is explained by the better performance of the operations in Brazil (shipments – domestic market plus exports – increased 1.9%) along with the consolidation of acquisitions in the second quarter – Sheffield, in the US, and Siderperú, in Peru.

•                  Net revenues of operations abroad added to those generated by exports from Brazil represented 66.7% of the consolidated net revenues in the third quarter of 2006.

Net Sales Revenue (R$ million)	3Q06	2Q06	Variation	9M06	9M05	Variation
Brazil	2,533	2,167	16.9%	7,179	7,750	(7.4)%
North America	2,686	3,013	(10.9)%	8,159	7,816	4.4%
South America	684	503	36.0%	1,664	793	109.8%
Europe	166	218	(23.8)%	583	—	—
Total	6,069	5,901	2.8%	17,585	16,359	7.5%

Net Sales Revenue per Ton
(R$ per metric ton)

Note: Prices on the chart are influenced by the eventual change in product mix and FX variations

Gross Margin

(%)

•                  Operating expenses in the third quarter (sales, general & administrative) totaled R$ 509.8 million, presenting a decrease of 3.9% compared to that of the second quarter. Comparing to net sales revenues there is a reduction from 9.0%, in the second quarter, to 8.4%, in the third quarter.

•                  EBITDA (gross profit minus cost of sales, general and administrative plus depreciation and amortization) reached R$ 1.5 billion in the third quarter, 9.3% greater than the amount obtained in the second quarter this year. EBITDA margin went to 25.5% against 24.0% in the previous quarter, benefiting from the reduction in operating expenses in the period.

EBITDA
(R$ million)

Note: EBITDA of companies abroad is influenced by FX variations in the period.

EBITDA Margin
(%)

EBITDA (R$ million)	3Q06	2Q06	Variation	9M06	9M05	Variation
Brazil	844	756	11.6%	2,245	2,534	(11.4)%
North America	518	501	3.4%	1,401	1,146	22.3%
South America	145	111	30.6%	364	193	88.6%
Europe	40	47	(14.9)%	121	—	—
Total	1,547	1,415	9.3%	4,131	3,873	6.7%

•                  Net financial expenses (financial expenses minus financial revenues) totaled R$ 151.7 million in the third quarter compared to R$ 18.0 million of the second quarter. This is due mainly to the increase in financial expenses in the period as a consequence of the calling of Gerdau Ameristeel debentures and of FX variations over debt in foreign currency by Brazilian operations.

EBTDA (R$ million)	3Q06	2Q06	Variation	9M06	9M05	Variation
Gross profit	1,793	1,705	5.2%	4,977	4,437	12.2%
Cost of sales	(123)	(133)	(7.4)%	(381)	(372)	2.4%
General/administrative expenses	(387)	(397)	(2.7)%	(1,221)	(826)	47.8%
Depreciation & amortization	264	240	9.6%	756	634	19.3%
EBITDA	1,547	1,415	9.3%	4,131	3,873	6.7%
Net financial expenses (excluding FX and monetary variations)	(147)	(28)	425.0%	(46)	(166)	(72.3)%
FX and monetary variations	(5)	10	—	251	356	(29.5)%
EBTDA	1,395	1,397	(0.1)%	4,336	4,063	6.7%

•                  Equity pick up presented a positive variation of R$ 20.1 million in the quarter. This total results from the depreciation of the Brazilian currency relative to the currencies of some countries in which Gerdau maintains operations and to fiscal incentives and the amortization of goodwill in the period.

•                  R$ 93.9 million were recorded in the third quarter as Non-operating expenses resulting essentially from costs involved in the closure of the melt shop at the Perth Amboy, USA, operation.

•                  Net profit was R$ 882.0 million in the third quarter of 2006, 9.6% lower than that of the second quarter mainly due to the higher net financial expenses and non-operating expenses incurred in the period.

Net profit (R$ million)	3Q06	2Q06	Variation	9M06	9M05	Variation
Brazil	548	614	(10.8)%	1,719	1,932	(11.0)%
North America	212	275	(22.9)%	682	478	42.7%
South America	109	58	88.4%	229	105	118.1%
Europe	13	29	(53.4)%	60	—	—
Total	882	976	(9.6)%	2,690	2,515	7.0%

Investments

•                  Investments in fixed assets in the third quarter totaled US$ 300.0 million, mostly to increase existing capacity in several units based in Brazil and abroad. Year-to-date the total invested and the amounts paid for acquisitions – and their corresponding debt – totaled US$ 1.4 billion.

Investments (US$ million)	3Q06	2Q06	9M06
Brazil	204.5	106.6	484.6

Abroad	95.5	60.5	215.5
North America	77.5	38.0	159.9
South America	11.7	12.8	39.6
Europe	6.3	9.7	16.0

Total in fixed assets	300.0	167.1	700.1

Acquisitions		349.6	697.5
North America	—	187.0	194.7
South America	—	162.6	162.6
Europe	—	—	340.2

Total	300.0	516.7	1,397.6

Note:  (1) Includes acquisitions in the period.

(2) Includes debt of the acquired companies in the period.

•                  On September 13, Corporación Sidenor, S.A., from Spain, in which Gerdau has a 40%, stake, signed a preliminary agreement to acquire all the capital stock of GSB Acero, S.A., a subsidiary of Sociedad CIE Automotive. GSB Acero, S.A. produces approximately 200 thousand tons of specialty long steel per year and is located in the region of Guipúzcoa, Spain. The parties involved expect to complete the negotiations throughout the last quarter of the current year.

Investments per Region
(3rd quarter, 2006)

•                  Gerdau Ameristeel concluded on November 1st the acquisition of a controlling stake in a joint venture formed with Pacific Coast Steel, Inc. and Bay Area Reinforcing. This joint venture, called Pacific Coast Steel, is one of the largest cut and bent steel suppliers in the US. They are specialized in cut and bend and the assembly of steel products in several construction projects in the states of California and Nevada. Pacific Coast Steel has more than 1,000 employees of which 800 are specialized in filed operations. The company runs four cut and bend units in California (San Diego, San Bernardino, Fairfield and Napa), totaling a nominal capacity of over 200 thousand tons per year. The cost of the acquisition of the controlling stake in Pacific Coast Steel will be of approximately US$ 104 million, including some long term liabilities.

Financial indebtedness

•                  Net debt at the end of September (loans and financing plus debentures minus cash and cash equivalents) was R$ 2.9 billion, 4.3% greater than that of June 30. Gerdau Ameristeel’s cash and cash equivalents suffered a reduction due to the payment of Sheffield’s Senior Secured Notes (US$ 88 million) and convertible debentures (Cdn$ 125 million) in the quarter.

•                  Taking gross debt (loans, financing and debentures), 25.0% were short term (R$ 2.1 billion) and 75.0% long term (R$ 6.4 billion).

•                  Gross debt on September 30 was composed of 24.9% in local currency, 45.5% in foreign currency contracted from Brazil and 29.6% in different currencies at subsidiaries abroad.

•                  Cash and cash equivalents on September 30 totaled R$ 5.6 billion, of which R$ 2.1 billion (37.4%) were indexed to foreign currencies, namely the US dollar.

Indebtedness (R$ million)	09.30.2006	06.30.2006	09.30.2005
Short term
Domestic Currency - Brazil	472	444	237
Foreign Currency - Brazil	457	629	336
Companies Abroad	1,201	1,281	694
Total	2,130	2,354	1,267

Long Term
Domestic Currency - Brazil	1,648	1,511	1,536
Foreign Currency - Brazil	3,422	3,275	2,950
Companies Abroad	1,319	1,521	1,493
Total	6,389	6,307	5,979

Gross Debt	8,519	8,661	7,246
Cash & Cash Equivalents	5,629	5,890	4,692

Net Debt	2,890	2,771	2,554

•                  On September 30, the long term indebtedness payment schedule, including debentures, was as follows:

Year	R$ million
2007	275
2008	1,004
2009	800
2010	672
2011 and after	3,638
Total	6,389

•                  The main indebtedness indicators for Gerdau companies at the end of September were as follows:

Ratios	09.30.2006	06.30.2006	09.30.2005
Net debt / Total net capitalization	18.9%	19.6%	20.9%
Gross Debt / EBITDA(1)	1.6x	1.8x	1.4x
Net Debt / EBITDA(1)	0.6x	0.6x	0.5x

(1) – Last twelve months

Non-consolidated Data

Metalúrgica Gerdau S.A.

•      Dividends (interest on capital stock) of the third quarter 2006

•      Payment on November 30, 2006 based on stock holdings on November 21 (ex-dividend on November 22).

•      Shareholders will be paid a total of R$ 110.4 million (R$ 0.60 per share).

•      Year-to-date: R$ 305.9 million, with a yield (dividend per share/price of share on October 31) of 5.5%.

Period	Dividends	Per share	Number of shares	Payment Date
	(R$ million)	(R$)	(million)
1st quarter	96.2	0.52	185.0	05/25/06
2nd quarter	99.3	0.54	184.0	08/24/06
3rd quarter	110.4	0.60	184.0	11/30/06
Total	305.9	1.66	184.0	—

•      Stock Liquidity

•      Trading with Metalúrgica Gerdau S.A. (GOAU), at Bovespa, moved R$ 3.1 billion in the first nine months of 2006, 50.3% greater than that of the same period in 2005.

•      The average daily trade of preferred shares was R$ 15.5 million (R$ 9.6 million in the first nine months of 2005).

•      Volume traded increased 21.1% in the period, totaling 112,537 transactions through September this year.

•      The number of shares traded reached 69.3 million in the first nine months of 2006 compared to 48.9 million in the same period of 2005 (+41.6%).

BOVESPA (Base 100)

•      Through September, preferred shares had appreciated 16.1% compared to Ibovespa’s 8.9%.

•      Results

•      Net profit at Metalúrgica Gerdau S.A. reached R$ 347.8 million in the third quarter of 2006, equivalent to R$ 1.89 per share. This profit resulted essentially from equity pick up from investments in subsidiaries and was practically the same as that of the second quarter.

•      Year-to-date, the accumulated net profit reached R$ 1.0 billion (R$ 5.61 per share), 5.7% greater than the first nine months of 2005.

•      On September 30, the company’s shareholders’ equity was R$ 4.7 billion, representing a shareholders’ equity of R$ 25.34 per share.

Gerdau S.A.

•      Dividends (interest on capital stock) of the third quarter 2006

•      Payment on November 30, 2006 based on stock holdings on November 21 (ex-dividend on November 22).

•      Shareholders will be paid a total of R$ 231.9 million (R$ 0.35 per share).

•      Year-to-date: R$ 663.2 million, with a yield (dividend per share/price of share on October 31) of 4.1%.

Period	Dividends	Per share	Number of shares	Payment Date
	(R$ million)	(R$)	(million)
1st quarter	199.4	0.30	664.7	05/25/06
2nd quarter	231.9	0.35	662.5	08/24/06
3rd quarter	231.9	0.35	662.5	11/30/06
Total	663.2	1.00	662.5	—

•      Stock Liquidity

•      São Paulo Stock Exchange

Trading with Gerdau S.A. (GGBR) shares moved R$ 8.3 billion in the first nine months of 2006, 17.6% greater than that of the same period in 2005.

The average daily trade of preferred shares was R$ 39.9 million (R$ 33.5 million in 2005).

There were 287,462 trades through September, 6.1% more than in the previous year.

The number of shares traded totaled 233.1 million in nine months, 1.3% greater than in the same period in 2005.

Through September, preferred shares appreciated 14.8% compared to Ibovespa’s 8.9%.

•      New York Stock Exchange (NYSE)

Gerdau S.A.’s ADRs (GGB) moved US$ 5.0 billion in the first nine moths of 2006, 129.3% more than in the same period in 2005.

The average daily trading of ADRs was US$ 26.2 million compared to US$ 11.4 million.

296.6 million ADRs were traded through September this year (166.5 million in the nine months of 2005).

•      Madrid Stock Exchange (Latibex)

Gerdau S.A. (XGGB) preferred shares traded totaled 1.5 million during the first nine months of 2006.

These trades moved € 20.6 million in 2006 compared to € 19.5 million through September last year.

•      From October 2005 to September 2006, the evolution of stock quotes of preferred shares at Bovespa and the NYSE was as follows:

BOVESPA
(Base 100)

NYSE
(Base 100)

•      Results

•      Gerdau S.A.’s net profit reached R$ 719.2 million in the third quarter of 2006, equivalent to R$ 1.09 per share. This profit is essentially the result of equity pick up from investments in subsidiaries and was 9.7% lower than that of the second quarter.

•      Year-to-date, net profit accumulated R$ 2.2 billion (R$ 3.31 per share), 2.6% greater than the first nine months of 2005.

•      The company’s shareholders’ equity on September 30, 2006, was R$ 9.7 billion, representing a shareholders’ equity of R$ 14.71 per share.

Gerdau Ameristeel Corporation

•      The company paid second quarter 2006 dividends of US$ 0.02 per share on September 1, based on stock holdings on August 17. Third quarter dividends of US$ 0.02 per share will be paid on December 7, based on stock holdings on November 22.

•      Stock Liquidity

•      Toronto Stock Exchange

Gerdau Ameristeel (GNA.TO) shares moved Cdn$ 860.7 million in the first nine months of 2006, 46.5% more than in the same period in 2005.

The average daily trading was of Cdn$ 4.6 million.

There were 85.2 million shares traded (87.1 million in the same period of the previous year).

•      New York Stock Exchange (NYSE)

Gerdau Ameristeel (GNA) shares moved US$ 753.2 million in the first nine months of 2006, 96.3% more than in the same period in 2005.

The average daily trading was of US$ 4.0 million.

There were 83.6 million shares traded (68.6 million in the same period of the previous year).

•      From October 2005 to September 2006, the evolution of stock quotes of preferred shares at the Toronto Stock Exchange and at the New York Stock Exchange was as follows:

TORONTO STOCK EXCHANGE
(Base 100)

NYSE
(Base 100)

•      Results

•      Net revenue adjusted to Brazilian GAAP was R$ 2.7 billion in the third quarter of 2006, 10.9% less than in the second quarter of 2006. Year-to-date, the accumulated net revenue reached R$ 8.2 billion, 4.4% greater than in the first nine months of 2005.

•      EBITDA adjusted to Brazilian GAAP reached R$ 518.1 million in the period from July to September this year, 3.5% superior to that of the months of April through June. EBITDA margin went from 16.6% to 19.3%. Through September, EBITDA totaled R$ 1.4 billion and the margin was 17.2%.

•      Net profit reached R$ 211.8 million in the third quarter, compared to R$ 274.6 million, in the second quarter of 2006. Net profit for the first nine months totaled R$ 681.8 million.

MANAGEMENT

GERDAU S.A. - Consolidated

BALANCE SHEET

Corporate Law - R$ thousands	Sep. 2006	Jun. 2006
TOTAL ASSETS	25,888,126	24,845,189
Current assets	13,590,534	13,309,740
Cash and cash & equivalents	994,665	1,328,115
Trade accounts receivable	2,542,462	2,644,257
Taxes recoverable	445,121	330,227
Short-term investments	4,633,990	4,502,449
Inventories	4,530,720	4,073,013
Deferred income tax & other	443,576	431,679
Long-term receivables	1,209,656	1,267,760
Deferred income tax and Other	1,209,656	1,267,760
Permanent assets	11,087,936	10,267,689
Investments	346,293	355,932
Fixed assets	10,669,787	9,839,332
Deferred	71,856	72,425

Corporate Law - R$ thousands	Sep. 2006	Jun. 2006
TOTAL LIABILITIES	25,888,126	24,845,189
Current liabilities	5,519,949	5,507,658
Loans and Financing	2,128,976	2,129,656
Debentures	1,255	224,443
Trade accounts payable	2,000,569	1,970,740
Taxes payable	471,864	340,105
Deferred income tax & other	917,285	842,714
Long-term liabilities	7,939,734	7,725,726
Loans and Financing	5,596,935	5,511,051
Debentures	791,442	795,585
Deferred income tax & other	1,551,357	1,419,090
Minority Shareholders	2,685,699	2,326,706
Shareholders’ equity	9,742,744	9,285,099
Capital stock	7,810,453	7,810,453
Capital reserves	376,873	376,873
Profit reserves	11,307	41,029
Retained earnings	1,544,111	1,056,744

GERDAU S.A. - Consolidated

FINANCIAL STATEMENT

Corporate Law - R$ thousands	3Q2006	2Q2006	3Q2005	9M2006	9M2005
GROSS SALES REVENUE	7,106,650	6,864,110	6,167,559	20,587,707	19,550,541
Deductions of gross revenue	(1,037,245)	(962,842)	(1,075,399)	(3,003,046)	(3,191,100)
Net sales revenue	6,069,405	5,901,268	5,092,160	17,584,661	16,359,441
Cost of sales	(4,276,061)	(4,196,304)	(3,725,953)	(12,607,679)	(11,922,805)
Gross profit	1,793,344	1,704,964	1,366,207	4,976,982	4,436,636
Selling expenses	(122,935)	(132,749)	(127,980)	(380,471)	(371,708)
General and administrative expenses	(386,860)	(397,607)	(305,329)	(1,221,424)	(825,547)
Financial income	102,594	186,135	168,509	587,537	245,205
Financial expenses	(254,274)	(204,098)	21,784	(382,772)	(55,552)
Other operating income (expenses), net	869	23,168	(8,470)	84,583	61,819
Equity pick-up	20,132	12,130	(104,925)	(164,966)	(327,119)
Operating profit	1,152,870	1,191,943	1,009,796	3,499,469	3,163,734
Non-operating income (expenses), net	(93,926)	14,814	(5,660)	(67,266)	299,853
Profit before taxes/participation	1,058,944	1,206,757	1,004,136	3,432,203	3,463,587
Provision for income tax	(284,365)	(231,380)	(189,028)	(774,113)	(764,955)
Deferred income tax	105,054	6,452	2,399	40,978	(165,086)
Statutory participation	2,354	(5,891)	(5,907)	(8,687)	(18,801)
Net Profit for the period	881,987	975,938	811,600	2,690,381	2,514,745

Controlling Shareholders	719,233	796,177	700,517	2,195,425	2,138,941
Minority Shareholders	162,754	179,761	111,083	494,956	375,804

GERDAU S.A. - Consolidated

CASH FLOW

Corporate Law - R$ thousands	3Q2006	2Q2006	3Q2005	9M2006	9M2005
NET INCOME	881,987	975,938	811,600	2,690,381	2,514,745
Equity pick up	(20,132)	(12,130)	104,925	164,966	327,119
Provision for credit risk	4,016	4,944	1,980	16,819	(5,808)
Gain/Loss in fixed asset disposal	72,414	(10,925)	5,368	50,010	5,968
Gain/Loss in disposal/incorporation of investment	109	(3,571)	88	(3,606)	(305,843)
Monetary and exchange rate variation (1)	30,983	(3,968)	(195,599)	(210,195)	(355,670)
Depreciation and amortization	263,559	240,425	212,325	756,207	633,905
Income tax	(114,087)	12,746	(13,627)	2,393	121,865
Interest paid	157,671	205,282	134,392	519,328	362,647
Contingencies/legal deposits	(14,899)	(11,605)	(3,793)	(4,054)	(15,597)
Changes in trade account receivable	161,754	(192,221)	(19,925)	(364,906)	118,285
Changes in inventories	(302,807)	(164,377)	279,382	(154,918)	171,683
Changes in trade accounts payable	(28,008)	244,007	(42,268)	154,280	(235,678)
Other accounts in operating activities	(170,675)	(116,300)	64,113	(346,690)	168,433
Net cash provided by operating activities	921,886	1,168,245	1,338,961	3,270,016	3,506,054
Fixed assets acquisitons/ disposals	(654,820)	(576,308)	(333,417)	(1,729,160)	(1,160,805)
Deferred charges	474	(1,797)	(8,523)	(4,666)	(22,618)
Investments acquisitions/ disposals	4,208	(419,706)	(116,329)	(851,464)	(116,311)
Cash (applied to) investing activities	(650,138)	(997,811)	(458,269)	(2,585,290)	(1,299,734)
Fixed assets suppliers	41,484	19,815	25,932	55,683	(26,732)
Debentures	(273,399)	(90,224)	(20,918)	(403,669)	(10,127)
Proceeds from fixed assets financing	1,125,336	361,346	1,666,789	2,568,179	1,785,733
Payments of fixed assets financing	(1,092,219)	157,670	(69,386)	(1,706,147)	(398,602)
Interest paid for financing	(144,687)	(120,192)	(76,918)	(395,544)	(291,902)
Inter companies loans	42,757	(41,901)	(7,527)	3,237	(10,343)
Capital increase/Treasury stock	64,883	(7,951)	(3,712)	74,421	536,345
Dividend/ interest & statutory particip, payment	(197,849)	(230,578)	(246,231)	(810,570)	(839,307)
Cash provided by (applied to) financing activities	(433,694)	47,985	1,268,029	(614,410)	745,065
Net change in cash	(161,946)	218,419	2,148,721	70,316	2,951,385
Cash balance
At the beginning of the period	5,830,564	5,480,028	2,627,131	5,464,692	2,041,968
Effect of exchange rate changes on cash	22,620	9,267	(116,584)	(133,703)	(340,056)
Opening balance of incorporated companies for the year	(62,583)	122,850	32,416	227,350	38,387
At the end of the period	5,628,655	5,830,564	4,691,684	5,628,655	4,691,684
Cash composition
Short-term investments	4,633,990	4,502,449	4,457,402	4,633,990	4,457,402
Cash & cash equivalents	994,665	1,328,115	234,282	994,665	234,282

(1) Includes gain/loss on derivative instruments

This press release can contain statements which constitute forward-looking statements. Such forward-looking statements are dependent on estimates, data or methods that may be incorrect or imprecise and that may be incapable of being realized. These estimates also are subject to risk, uncertainties and suppositions and include, among other, overall economic, political and commercial environment, in Brazil and in the markets we are present in addition to government regulations, present and future. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.